FILED PURSUANT TO RULE 424(b)(5)
FILE NO. 333-106177

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated June 25, 2003)

1,667,000 Shares

MRV COMMUNICATIONS, INC.

Common Stock

     We are offering 1,667,000 shares of our common stock to several institutional investors that are managed client accounts of a large investment management firm pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at the negotiated price of $3.00 per share.

     Our common stock is traded on the Nasdaq National Market under the symbol “MRVC.” On October 14, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $3.73 per share.

     We anticipate that the net proceeds from this offering to us after expenses will be approximately $4,975,000. We will not be paying any underwriting discounts or commissions in this offering. We expect total offering expenses to be approximately $25,000 for the sale of the shares pursuant to this prospectus.

     Your purchase of the common stock involves a high degree of risk. See “Risk Factors” beginning at page 5 of the accompanying prospectus and Page S-3 of this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect to deliver the shares to the purchaser on or about October 16, 2003.

The date of this prospectus supplement is October 15, 2003

THE OFFERING
RISK FACTORS
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

The Offering	S-3
Risk Factors	S-3
About This Prospectus Supplement	S-6
Forward-Looking Statements	S-7
Use Of Proceeds	S-8
Price Range Of Common Stock	S-8
Plan Of Distribution	S-8
Legal Matters	S-8

Prospectus

About MRV	2
Special Note on Forward-Looking Statements	4
Risk Factors	5
Additional or Updated Risk Factors	21
Use Of Proceeds	22
Dividend Policy	22
Price Range of Common Stock	23
Plan Of Distribution	24
Legal Matters	26
Experts	26
Where You Can Find More Information	26
Information Incorporated By Reference	27

THE OFFERING

Shares offered	1,667,000 shares of common stock
Shares to be outstanding after this
offering	104,865,849 shares of common stock
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes and to meet working capital needs. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities
Nasdaq Stock Market symbol	MRVC

     The number of shares of common stock shown above to be outstanding after this offering is based on the number of shares outstanding on September 30, 2003, and excludes shares issuable upon exercise of outstanding warrants or options or upon conversion of our outstanding $23 million principal amount of five-year 5% convertible notes.

RISK FACTORS

We Incurred Net Losses For The Six Months Ended June 30, 2003 and 2002 And For The Years Ended December 31, 2002, 2001 And 2000, Primarily As A Result Of The Impairment And Amortization Of Goodwill And Other Intangibles And Deferred Stock Expense From Recent Acquisitions. We Expect To Continue To Incur Net Losses For The Foreseeable Future.

     We reported net losses of $16.2 million and $345.2 million for the six months ended June 30, 2003 and 2002, respectively, and $479.8 million, $326.4 million and $153.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. A major contributing factor to the net losses was the cumulative effect of an accounting change and the impairment of goodwill and other intangibles in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, the amortization of goodwill and intangibles and deferred stock expense related to our acquisitions during 2000 of Fiber Optic Communications, Jolt, Quantum Optech, AstroTerra and Optronics International and the employment arrangements we made in 2000 with the former President and former Chief Financial Officer of Luminent. We will continue to record deferred stock expense relating to these acquisitions through 2004. Effective January 1, 2002, we adopted SFAS No. 142, and we no longer amortize goodwill and intangibles with indefinite lives, but instead we measure goodwill and intangibles for impairment at least annually, or when events indicate that impairment exists. We will continue to amortize intangible assets that we determine to have definite lives over their useful lives. As required by SFAS No. 142, we performed the transitional impairment test on goodwill and other intangibles, which consisted of patents and assembled work forces. As a result of the transitional impairment test, we recorded a $296.4 million cumulative effect of an accounting change during 2002. In addition to the transitional impairment test, we reviewed our remaining goodwill and other intangibles as required annually pursuant to SFAS No. 142. As a result of the annual review, we further reduced the carrying amount of goodwill and other intangibles by recording an impairment charge of $72.7 million during 2002. We will continue to perform our annual impairment review as of October 1st each year. We expect to record impairment charges in the future from time to time as a result of this standard. As a consequence of the current economic environment and potential impairment charges, we do not expect to report net income in the foreseeable future.

Defects In Our Products Resulting From Their Complexity Or Otherwise Could Hurt Our Financial Performance.

     Complex products, such as those we offer, may contain undetected software or hardware errors when we first introduce them or when we release new versions. The occurrence of these errors in the future, and our inability to correct these errors quickly or at all, could result in the delay or loss of market acceptance of our products. It could also result in material warranty expense, diversion of engineering and other resources from our product development efforts and the loss of credibility with, and legal actions by, our customers, system integrators and end users. For instance, during late 2000, we were informed that certain Luminent transceivers sold to Cisco were experiencing field failures. Through discussions with Cisco through September 2001, Luminent’s management agreed to replace the failed units, which we believe resolves this issue. We expect the ultimate replacement of these failed transceivers will cost approximately $3.6 million, which has been fully reserved. As of June 30, 2003, we had a remaining obligation to replace approximately $2.9 million additional transceivers. Any of these or other eventualities resulting from defects in our products could cause our sales to decline and have a material adverse effect on our business, operating results and financial condition.

We Face Risks In Reselling The Products Of Other Companies.

     We are distributing the products of other companies. To the extent we succeed in reselling the products of these companies, or products of other vendors with which we may enter into similar arrangements, we may be required by customers to assume warranty and service obligations. While these suppliers have agreed to support us with respect to those obligations, if they should be unable, for any reason, to provide the required support, we may have to expend our own resources on doing so. This risk is amplified by the fact that the equipment has been designed and manufactured by others, and is thus subject to warranty claims whose magnitude we are currently unable to fully evaluate.

We Face Risks From Our International Operations.

     International sales have become an increasingly important part of our operations. The following table sets forth the percentage of our total revenues from sales to customers in foreign countries for the six months ended June 30, 2003 and 2002 and for the years ended December 31, 2002:

	Six Months Ended		For The Years Ended

	June 30,	June 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2002	2001	2000

Percentage of total revenue from foreign sales	79%	71%	74%	67%	63%

     We have offices in, and conduct a significant portion of our operations in and from Israel. Similarly, some of our development stage enterprise group offices are located in Israel. We are, therefore, directly influenced by the political and economic conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a substantial downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Luminent has a minority interest in a large manufacturing facility in the People’s Republic of China in which it manufactures passive fiber optic components and both Luminent and we make sales of our products in the People’s Republic of China. Our total sales in the People’s Republic of China amounted to approximately $18.2 million, $10.4 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The political tension between Taiwan and the People’s Republic of China that continues to exist, could eventually lead to hostilities. Risks we face due to international sales and the use of overseas manufacturing include:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe or in the winter months in Asia when the Chinese New Year is celebrated;

•	certification requirements;

•	potentially adverse tax consequences;

•	unanticipated cost increases;

•	unavailability or late delivery of equipment;

•	trade restrictions;

•	limited protection of intellectual property rights;

•	unforeseen environmental or engineering problems; and

•	personnel recruitment delays.

     The majority of our sales are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations or inflation. However, as we conduct business in several different countries, fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation or fluctuations in currency exchange rates in these countries could increase our expenses.

     To date, we have not hedged against currency exchange risks. In the future, we may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in that event, may experience gains and losses due to currency fluctuations. Our operating results could be adversely affected by currency fluctuations or as a result of inflation in particular countries where material expenses are incurred.

     In the first calendar quarter of 2003, several economies in Asia were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a SARS outbreak could result in quarantines or closures to our factories in Taiwan if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and our business and operating results.

Potential for Dilution

     We may offer shares of common stock in the future. We cannot assure you that we will be able to sell shares in any future offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of common stock in future transactions is less than the price per share in this offering, investors who purchase common stock in this offering will suffer a dilution of their investment.

ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In addition, you should review the risks of investing in our common shares discussed in the “Risk Factors” section beginning on page S-3 of this prospectus supplement and beginning on page 5 of the accompanying prospectus prior to making an investment decision.

     We incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may request a copy of these filings, at no cost, by writing our Investor Relations Department at the following address: MRV Communications, Inc., 20415 Nordhoff Street, Chatsworth, California 91311, or by fax at (818) 773-0906 or by telephone at (818) 773-0900.

FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain forward-looking statements including, among other things, the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and estimates relating to our industry. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

     Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC.

USE OF PROCEEDS

     The net proceeds from the sale of the shares of common stock offered hereby, after deducting the estimated expenses of the offering, are estimated to be approximately $4,975,000.

     We intend to use the net proceeds of our sale of our common stock in this offering for general corporate purposes and to meet working capital needs. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded in the over-the-counter market and has been included in the Nasdaq National Market since February 28, 1994 under the symbol “MRVC.” The following table sets forth the high and low closing sale prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

	High	Low

Fiscal Year Ending December 31, 2003
First Quarter	$1.48	$1.05
Second Quarter	2.62	1.11
Third Quarter	3.40	1.82
Fourth Quarter (through October 14, 2003)	3.73	2.95

PLAN OF DISTRIBUTION

     We are offering the 1,667,000 shares of common stock directly to several institutional investors that are managed client accounts of a large investment management firm. The common stock is being offered at the negotiated price of $3.00 per share. We will not be paying any underwriting discounts or commissions in this offering. We expect total offering expenses to be approximately $25,000 for the sale pursuant to this prospectus supplement.

LEGAL MATTERS

     The validity of the issuance of the shares offered in this prospectus has been passed upon for us by Kirkpatrick & Lockhart LLP, Los Angeles, California.